SOL Strategies Announces Strategic Board Transition and Leadership Appointments

Tony Guoga will Transition from His Position as Chairman of the Board of Directors to Strategic

Advisor

Luis Berruga Appointed as Chairman of the Board of Directors

José Manuel Calderón and Michael Hubbard Join the Board of Directors

Toronto, Ontario--(Newsfile Corp. - July 21, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced a series of board changes designed to accelerate the Company's growth strategy, strengthen corporate governance and enhance its board of directors' (the "Board") depth of expertise. The new Board members bring significant industry expertise, deep capital markets experience, and global relationships that are expected to enhance operational execution, expand market reach, and reinforce the Company's position as a key participant in the Solana ecosystem.

The Company has appointed Luis Berruga as Chairman of the Board, and welcomes José Manuel Calderón and Michael Hubbard, as new directors. Concurrently, Tony Guoga will step down as Chairman and transition to the role of Strategic Advisor.

Chairman and Board Appointments to Support Next-Stage Growth

Luis Berruga, an experienced leader with two decades of traditional finance and capital markets expertise, assumes the role of Chairman of the Board. Mr. Berruga joined SOL Strategies' Board in March 2025 and previously served as CEO and Chairman of Global X ETFs, where he oversaw the company's growth from a small startup to a global ETF leader with over $80 billion in assets under management (AUM).

José Manuel Calderón joins the Board as an independent director, bringing strong investment and leadership experience and a robust network of relationships in the Canadian market, where he is widely known from his time with the Toronto Raptors basketball team during his 14-year career in the NBA. Calderón enhances the Board's independent composition while contributing strategic insights from his background in professional sports, entrepreneurship and philanthropy. His appointment is expected to strengthen the Board's diversity of perspectives and regional reach.

Michael Hubbard, the Company's Chief Strategy Officer has also been appointed to the Board. A recognized leader within the Solana validator community, Hubbard joined the Company through its acquisition of Laine's validator operations. His addition brings substantial technical depth, ecosystem insight, and operational experience that will further align the Board with the Company's Solana infrastructure priorities.

Together, these appointments reflect the Company's focus on delivering operational excellence, building strategic partnerships, and expanding visibility across institutional and retail channels.

Strengthening Leadership During Industry Evolution

As the institutional Solana ecosystem rapidly matures with increasing competition and evolving regulatory frameworks, these leadership appointments position SOL Strategies to capitalize on emerging opportunities while maintaining its first-mover advantages. The enhanced Board expertise in capital markets, validator operations, and institutional relationships provides the Company with differentiated capabilities to navigate complex market dynamics and accelerate value creation for shareholders.

Chairman Transition and Continued Commitment

Tony Guoga will step down as Chairman of the Board and transition to a new role as Strategic Advisor. In his role as Strategic Advisor, he will continue working closely with the Company's leadership team and help guide the Company's growth trajectory.

Management Commentary

"This transition represents a pivotal moment in SOL Strategies' evolution as we position ourselves for accelerated growth and expanded market presence," said Leah Wald, CEO of SOL Strategies. "Tony has been an extraordinary and visionary leader who guided us through transformational growth, built the foundation for tremendous value creation, and positioned us to further scale SOL Strategies during our critical early development. We are extremely grateful for his support and commitment to our mission now and in the future."

"The appointment of Luis as Chairman brings exceptional institutional knowledge, rigorous risk management and traditional finance expertise as we advance our Nasdaq listing objectives," said Wald. "José's addition as an independent director enhances our governance structure and will provide valuable strategic insights. Michael's appointment reflects the deep integration of our validator operations and reinforces our commitment to technical excellence and Solana ecosystem leadership."

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's critical growth phase, board governance enhancements, Nasdaq listing timeline, operational growth plans, and the expected benefits of the leadership transition. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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